ATTACHMENTS FOR N-SAR SUB-ITEM 77C
10-31-02 FYE FUNDS FOR THE SEMI-ANNUAL PERIOD ENDED 4-30-03



Mutual Fund Group

On February 13, 2003, a Special Meeting of the shareholders of the JPMorgan Focus Fund was held. At the meeting, the shareholders voted to merge the JPMorgan Focus Fund with and into the JPMorgan U.S. Equity Fund. With respect to this matter there were 1,009,497.73 affirmative votes and 72,338.24 negative votes. The merger closed on or about March 21, 2003.

On February 13, 2003, a Special Meeting of the shareholders of the JPMorgan H & Q Technology Fund was held. At the meeting, the shareholders voted to merge the JPMorgan H & Q Technology with and into the JPMorgan Capital Growth Fund. With respect to this matter there were 1,165,983.14 affirmative votes and 149,935.35 negative votes. The merger closed on or about March 21, 2003.